Exhibit 15

Supplemental Information Regarding the Asian Infrastructure Investment Bank

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Financing Portfolio

Loans by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying financings by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and sub-sectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings in 11 sectors: energy, finance, ICT, transport, urban, water, economic resilience (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development and other.

Financings in the energy sector mainly relate to (i) energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the finance sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the ICT sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

The economic resilience, public health and finance/liquidity sectors include financings under the CRF. Economic resilience financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to land conservation and soil management and the support of rural market infrastructure.

Financings in other sectors mainly relate to projects to support other productive sectors, including (i) industry; (ii) non-urban tourism; (iii) agribusiness; and (iv) trade facilities.

The following table sets forth AIIB’s loan portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of September 30, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,346.0	26%	1,882.5	24%
Finance	78.0	1%	262.3	3%
ICT	126.5	1%	9.6	0%
Transport	1,857.5	21%	1,466.4	18%
Urban	697.0	8%	836.7	10%
Water	2,159.4	24%	1,881.7	24%
Economic Resilience	55.0	1%	814.0	10%
Public Health	897.3	10%	338.8	4%
Finance/Liquidity	568.7	6%	354.7	4%
Rural Infrastructure and Agriculture Development	81.0	1%	82.0	1%
Other	76.1	1%	77.6	1%

Total Committed	8,942.5	100%	8,006.3	100%

Disbursed Amounts(2)
Energy	1,942.4	17%	1,764.2	21%
Finance	771.8	7%	390.8	5%
ICT	225.1	2%	190.8	2%
Transport	985.7	9%	884.1	11%
Urban	306.6	3%	167.6	2%
Water	162.0	1%	69.6	1%
Economic Resilience	4,246.1	38%	3,449.9	41%
Public Health	1,236.4	11%	915.1	11%
Finance/Liquidity	1,247.6	11%	563.6	7%
Rural Infrastructure and Agriculture Development	1.1	0%	—	0%
Other	3.7	0%	2.2	0%

Total Disbursed	11,128.5	100%	8,397.9	100%

Notes:

(1)  The amounts set forth in this table include both sovereign and non-sovereign-backed loans.

(2)  Disbursed amounts represent the gross carrying amount of the loans.

(3)  The amounts set forth in this table may not add up to totals due to rounding.

OPERATIONS OF AIIB

Financial Instruments

To implement the Bank’s purpose, the Bank may provide or facilitate financing to any member, or any agency, instrumentality or political subdivision of a member, or any entity operating in the territory of a member, as well as to international or regional agencies or entities concerned with economic development of Asia. In limited circumstances, and subject to a Super Majority Vote (see “Governance and Administration–Board of Governors”), the Bank may also provide assistance to other recipients, provided such assistance (i) serves the purpose and comes within the functions of the Bank and is in the interest of the Bank’s membership and (ii) is of a type of assistance that the Bank is permitted to provide pursuant to Article 11(2) of the Articles of Agreement.

The Bank may offer a range of financial products, including loans, equity investments and guarantees of loans for economic development (either as primary or secondary obligor). The Bank may also deploy Special Fund Resources (see “–Ordinary Resources and Special Fund Resources”), technical assistance and other types of financing as may be determined by the Board of Governors.

For the Bank to agree to provide financing, the project in question must meet a variety of conditions, including the following:

•	it must have clearly defined development objectives consistent with the Bank’s purpose that permit appropriate evaluation of the project’s impact;

•	it must provide for specific productive activities necessary to meet these development objectives;

•	alternative sources of finance, in particular private capital, must be unavailable for the project on terms and conditions that the Bank considers reasonable; and

•	it must be in compliance with all applicable Bank policies.

Sovereign-backed Financing

Sovereign-backed financing refers to the following:

•	a loan to, or guaranteed by, a member of AIIB; or

•	a guarantee that:

(i) covers debt service defaults under a loan that are caused by a government’s failure to meet a specific obligation in relation to a project or by a borrower’s failure to make a payment under the loan; and

(ii) is accompanied by a counter-guarantee and indemnity provided by the AIIB member in whose territory the relevant project is located, in connection with such guarantee.

Sovereign-backed financings are subject to general terms and conditions that generally are uniform across all sovereign-backed borrowers.

For sovereign-backed loans, these terms and conditions include the following:

•	all loans are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

•

pricing comprises the interest rate, front-end fee and commitment fee. For fixed-spread loans, the interest rate consists of a market-based reference rate and a fixed spread equal to a contractual lending spread, the Bank’s projected funding costs over the life of the loan and a market risk premium. For variable-spread loans, the interest rate consists of a market-based reference rate and a variable spread equal to a contractual lending spread and an actual funding cost margin. For both types of loans, depending on the maturity of the loan, a maturity premium may also be charged;

•	all loans must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years;

•

each loan that is not made to a member of the Bank must be secured by a guarantee from the relevant member. The Bank generally does not require other credit enhancements, such as security arrangements, with respect to sovereign-backed loans; and

•

all loans are governed by AIIB’s general terms and conditions that include, among other things, standard acceleration clauses that authorize the Bank, upon clearly defined events of default, to cancel the loan and/or declare payable all or part of amounts due under the loan. AIIB’s general terms and conditions for sovereign-backed loans do not include confidentiality clauses.

Sovereign-backed guarantees include the following terms and conditions:

•	all guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

•	all guarantees must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years (unless the Board of Directors determines otherwise);

•

pricing consists of three fees: (i) a standby (i.e., commitment) fee, (ii) a guarantee fee equal to the contractual lending spread and, if applicable, a maturity premium and (iii) a front-end fee charged based on the maximum amount of the guarantee;

•	the Bank may also charge a processing charge, as appropriate, to cover its internal and external processing costs; and

•

the member in whose territory the project is located or for whose benefit the guarantee is made is required to indemnify the Bank for any payments the Bank makes under the guarantee and for all liabilities and expenses the Bank incurs in connection with the guarantee.

The Bank may make an advance (a “Preparation Advance”) to finance preparatory activities for a project to be supported by a sovereign-backed financing. A Preparation Advance is made only when there is a strong probability that the financing for which it is granted will be extended. Granting a Preparation Advance does not obligate the Bank to finance or otherwise support the project in question. The maximum aggregate principal amount of all approved Preparation Advances for any given project may not exceed the lesser of: (i) 10% of the total estimated amount of financing for the project or (ii) US$10.0 million equivalent. The President decides whether to approve each Preparation Advance.

Non-sovereign-backed Financing

Non-sovereign-backed financing means any financing to, or for the benefit of, a private enterprise or a sub-sovereign entity (such as a political or administrative sub-division of an AIIB member or a public sector entity) that is not backed by a guarantee or counter-guarantee and indemnity provided by a member to the Bank.

Non-sovereign-backed financings may take the form of loans, guarantees, credit lines to financial intermediaries, direct equity investments or indirect equity investments. The Bank may finance out of its own funds no more than 35% of the project’s value (including interest during construction). On an exceptional basis, if co-financing is unavailable, the Board of Directors may decide to approve a higher level of financing for the project.

Non-sovereign-backed financings are subject to terms and conditions that are set in accordance with market-based principles. Pricing is based on several factors, including (i) the intrinsic and macroeconomic risks of the project, (ii) the cost of funds to the Bank and (iii) the need to earn an appropriate return on the Bank’s capital, including on funds invested in direct and indirect equity of private entities.

The Bank may offer a range of options and features to meet the specific needs of the project.

Non-sovereign-backed Loans and Guarantees; Credit Lines to Financial Intermediaries

Non-sovereign-backed loans may be offered on a limited recourse basis, backed only by the existing and future cash flows and assets of the beneficiary of the project. The Bank may also extend non-sovereign-backed loans with the credit support of a third party; for example, the Bank may have recourse to designated assets or the balance sheet of the sponsor of the project or to a bank guarantee. Non-sovereign-backed loans are typically extended as senior loans and may require certain credit enhancements, such as guarantees or security arrangements, to the extent determined appropriate by the Bank. Security arrangements may include, among other things, charges over project assets, securities or cash deposits. Subject to appropriate pricing, the Bank may also extend loans that are subordinated to the prior payment of other debt of the beneficiary of the project or subordinated in repayment in the event of the beneficiary’s bankruptcy (or both). The Bank may provide non-sovereign-backed loans in the form of loan participations or loan syndications. In a loan participation, while remaining the lender of record for the full amount of the loan, the Bank transfers full commercial and business risk with respect to a part of the amount to other lenders, allowing them to partially finance the loan. In a loan syndication, the Bank joins a syndicate of commercial banks, whereby the Bank and other members of the syndicate undertake to lend specified portions of the total loan amount. The Bank may also offer non-sovereign-backed guarantees against default regardless of the cause or against default arising from specified events.

Non-sovereign-backed loans and guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time. The Bank charges front-end fees, commitment fees (or standby fees in respect of guarantees) and fees for appraisal, prepayment, syndication or activities and services related to the financing (or guarantee fees in respect of guarantees), all typically at prevailing market rates. Unless the Board of Directors determines otherwise, the final maturity of a non-sovereign-backed loan must not exceed 18 years. Non-sovereign-backed loans are issued pursuant to market-standard documentation that includes, among other things, standard acceleration clauses that authorize the Bank, upon clearly defined events of default, to cancel the loan and/or declare payable all or part of amounts due under the loan and standard confidentiality clauses that are applicable to the Bank and the borrower.

The Bank may also extend credit lines to financial intermediaries for on-lending in respect of projects that otherwise meet the Bank’s eligibility requirements for direct financings. In these cases, the Bank’s recourse is typically to the balance sheet of the financial intermediary, but the Bank may also require an assignment, by way of security, of the sub-loans granted by the financial intermediary.

Equity Investments

The Bank may make direct equity investments in private- or public-sector companies. It may invest either in a new enterprise or an existing enterprise. The investment may take a variety of forms, including subscriptions to ordinary shares or preference shares (or a combination of both) or a loan convertible into equity.

The Bank’s investment may generally not exceed 30% of the company’s ownership holdings. In exceptional circumstances, the Board may decide to approve a higher, but not controlling, share or (if the Bank’s investment is in jeopardy) the Bank may take control of the company in order to safeguard its investment.

The Bank may also selectively make equity investments through financial intermediaries, such as equity funds, choosing those managed by professional managers with relevant track records and remuneration arrangements in line with market practices.

In both direct and indirect equity investments, the Bank seeks credible exit strategies.